

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13 2017

Via Email

Nicholas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

> **Re: Vale S.A.**
> **Schedule TO-I**
> **Filed June 28, 2017**
> **File No. 5-78221**

Dear Mr. Grabar:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO – General

1.   Please explain why you do not believe this exchange offer is subject to Rule 13e-3. We note that although the subject securities are being exchanged for "common shares" of Vale S.A., the issuer is a Brazilian foreign private issuer and as such, we assume the term common shares is a translation from the Portuguese. Therefore, we are not certain this is what is intended by the reference to "common stock" in Rule 13e-3(g)(2)(i). Further, we assume full participation in an offer in assessing the "reasonable likelihood" element of Rule 13e-3(a)(3), so we would assume the target securities would become eligible for deregistration in an offer for all. In your response letter, provide your analysis as to the availability of any exception from Rule 13e-3 that you believe may be applicable here, including the Rule 13e-3(g)(2), exception which may be available on other grounds. We may have further comments after reviewing your response.

<u>Miscellaneous, page 43</u>

2.   Please refer to the statement here that you will not accept elections to convert Preferred ADSs or Preferred Shares "from or on behalf of" holders" located in certain jurisdictions. Revise this disclosure or provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions